EXHIBIT 99.1

SECOND AMENDED AND RESTATED

LICENSE, MAINTENANCE AND DISTRIBUTION AGREEMENT

THIS SECOND AMENDED AND RESTATED LICENSE, MAINTENANCE AND DISTRIBUTION AGREEMENT is entered as of this 1st day of October, 2003 (“Effective Date”), by and between Reuters Limited, a company organized under the laws of England and Wales, with offices at 85 Fleet Street, London EC4P 4AJ, United Kingdom (“Reuters”) and TIBCO Software, Inc., a Delaware corporation, with offices at 3303 Hillview Avenue, Palo Alto, CA 94304 (“TSI”).

WITNESSETH:

WHEREAS, Reuters owns all right, title and interest in and to certain software and related technology for the creation of infrastructure middleware and devices for linking information, applications, and other software across local, wide-area and intra/inter networks in an event-driven (publish and subscribe) fashion;

WHEREAS, Reuters (itself and through its subsidiaries, including its former subsidiary TIBCO Finance Technology, Inc. (“TFT”)) has developed and marketed products and services based on such Reuters technology for various applications in the financial services market and TSI was an indirect subsidiary of Reuters that was established by Reuters to, among other things, develop products and services based on such Reuters technology for various applications not related to financial services;

WHEREAS, Reuters, TFT and TSI entered into: (i) the License, Maintenance and Distribution Agreement dated as of December 31, 1996 (the “Original License Agreement”) as part of the establishment of the two TIBCO companies (TFT and TSI) to focus on their respective markets described above; (ii) the First Amended and Restated License, Maintenance and Distribution Agreement dated as of May 28, 1999 (the “First Restated Agreement”) in preparation for the initial public offering of TSI, which agreements established cross-licensing of the parties’ respective intellectual property rights subject to specified field of use limitations and, in the case of the license granted by TSI, included a grant to Reuters of exclusive rights to distribute TSI Products to Financial Services Companies and a connected covenant by TSI not to provide services to Financial Services Companies, which exclusive rights and connected covenant are set to expire on 28 May 2004;

WHEREAS, Reuters, TFT and TSI entered into the Addendum to the First Amended and Restated License, Maintenance and Distribution Agreement dated as of June 2, 2001 (the “Addendum”) which relaxed certain provisions of the First Restated Agreement and allowed TSI to make direct sales into part of the financial services market on certain agreed terms, and Reuters and TSI entered into a letter agreement dated as of February 28, 2003 (the “Letter Agreement”) (the First Restated Agreement, as amended by the Addendum and the Letter Agreement, collectively referred to as the “Existing License Agreement”);

WHEREAS, TFT was integrated into the Reuters Group in the first quarter of 2002 and no longer exists as a separate corporate entity;

WHEREAS, Reuters is considering disposing of a substantial portion of its shareholding in TSI and in connection therewith both Reuters and TSI recognize the need to restructure their commercial relationship as it currently exists pursuant to the Existing License Agreement to better reflect the reduced affiliation between the companies;

WHEREAS both Reuters and TSI believe that it is appropriate that TSI should have greater ability to sell to Financial Services Companies earlier than it would otherwise be entitled to do so pursuant to the terms of the Existing License Agreement, subject to more narrowly focused field of use limitations and, in the case of the license granted by TSI, exclusivity rights for a reasonable agreed period in specific areas of business, namely, the business relating to the sale and distribution of Market Data Distribution Products and Risk Management Products (as defined below);

WHEREAS, both Reuters and TIBCO have agreed that the exclusive license to be granted by TSI to Reuters shall not prohibit TSI from working generally with resellers (other than Specified Companies (as defined below)) in connection with Designated Financial Products (as defined below) of such resellers so long as TIBCO does not itself assist in the creation of a reseller’s Designated Financial Product specifically designed for use by or aimed principally at Financial Services Companies and TSI does not make commercially available a Designated Financial Product marketed or sold to Financial Services Companies, in all cases solely during the agreed exclusive license period as set forth in this Agreement;

WHEREAS both Reuters and TSI recognize the need to:

(1)	clarify and/or establish the demarcation between their respective rights bearing in mind the intellectual property rights that are common to their respective businesses and the pending expiration of certain restrictions contained in the Existing License Agreement;

(2)	clarify the boundaries between their respective rights to reduce the likelihood of dispute over the scope of the Existing License Agreement and, in particular, the license limitations contained in Section 2.4 thereof;

(3)	acknowledge the valuable contribution that Reuters has made in gaining widespread acceptance of TSI Technology in the financial services market, and compensate Reuters for such contributions;

(4)	permit TSI, in accordance with the terms of the Existing License Agreement, to continue making use of resellers to sell to Financial Services Companies save for a small number of identified companies; and

(6)	to provide TSI with an opportunity to build its business in the financial services area prior to the elimination of the minimum license fee payments with a view to minimizing the financial impact on its business while recognizing that Reuters will continue to engage in certain activities which will require the support and services of TSI.

WHEREAS both Reuters and TSI believe it appropriate to restructured the broad perpetual license limitations that previously applied to the license that Reuters granted to TSI with respect to the Original TIB Technology in the Reserved Field (as set out in Section 2.4 of the Existing License Agreement) and the exclusive Distribution License to the TSI Products (as set out in Section 6.1 of the Existing License Agreement) and replace them with more narrowly focused and time-limited provisions that more accurately reflect the commercial realities of the different and evolving markets in which Reuters and TSI now operate;

WHEREAS in connection with and as consideration for the foregoing and the other revisions provided for hereby, Reuters is willing to extend the payment of the minimum license fees beyond their current termination date subject to a smooth phasing-out of the same;

WHEREAS both Reuters and TSI desire to amend and restate the Existing License Agreement on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, the parties hereto agree as follows:

ARTICLE 1.

DEFINITIONS

1.1 Construction. All references in this Agreement to “Articles,” “Sections,” and “Schedules” refer to the articles, sections, exhibits and schedules to this Agreement. As used in this Agreement, neutral pronouns and any variations thereof shall be deemed to include the feminine and masculine and all terms used in the singular shall be deemed to include the plural, and vice versa, as the context may require. The words “hereof”, “herein” and “hereunder” and other words of similar import refer to this Agreement as a whole, including the exhibits and schedules hereto, as the same may from time to time be amended or supplemented and not to any subdivision contained in this Agreement. The word “including” when used herein is not intended to be exclusive and means “including without limitation.” References in this Agreement to “sell” and “sale” and the like, when used with respect to software, shall be deemed to refer to grant of a license of such software and shall in no event imply the transfer of title to such software.

1.2 Capitalized Terms. The following capitalized terms will have the meanings provided below:

(a) “Acquiror’s Products” means (i) products owned or Controlled by any Person that acquires in a bona fide transaction all or substantially all of the business or assets of TSI (whether by merger, acquisition, asset sale or similar transaction), as of immediately prior to the effectiveness of the acquisition of such business or assets, and including products owned or Controlled by such Person that are under development as of such acquisition date and that are first made commercially available within six (6) months thereafter, and (ii) products derived from or based upon the products described in (i) above and that are made commercially available within six (6) months of such acquisition date.

(b) “Affiliate(s)” of a Party means a Person that, but only for so long as such Person, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Party, provided, however, that, for the purposes of this Agreement, Reuters and TSI shall not be considered Affiliates of each other. For the purposes of the foregoing, unless otherwise stated with respect to the use of the term “Affiliate”, “control” means the direct or indirect ownership by the controlling entity of 40% or more of the voting stock of the controlled entity or the right of the controlling entity to appoint more than 40% of the board of directors of the controlled entity. The term “Affiliates” excludes Persons that are under common ownership by a governmental or national entity.

(c) “Agreement” means this Second Amended and Restated License, Maintenance and Distribution Agreement, including all exhibits and schedules hereto.

(d) “Agreement of Organization” means that certain agreement dated as of November 14, 1996 by and among Reuters, TFT, Reuters Nederland, B.V., TSI and Vivek Ranadive.

(e) “Authorized License” means a license pursuant to which products are licensed, or services are provided, by TSI to a Third-party or to an Affiliate of TSI, or by Reuters to a Third-party, and which contains, at a minimum, terms as protective of the Parties as the terms set forth in Schedule 1.2(e), and which is consistent with such terms and the terms of this Agreement.

(f) “Base Fee” has the meaning set forth in Section 6.4(b).

(g) “Broker” means any Person engaged in the business of effecting transactions in Securities for the account of others, including proprietary trading systems, electronic brokers, and any such Person that is also a Dealer.

(h) “Confidential Information” means any information disclosed by one Party to the other, which if in written, graphic, machine-readable or other tangible form is marked as “Confidential” or “Proprietary”, or which, if disclosed orally or by demonstration, is identified at the time of initial disclosure as confidential and reduced to writing and marked “Confidential” within thirty (30) days of such disclosure.

(i) “Control” means, with reference to rights, software products or other Technology not owned by a referenced Party, the right of such Party to grant rights and sublicenses with respect thereto to the other Party or Parties without violating any obligation owing by such Party to a Third-party or an Affiliate of such other Party; provided that, if a payment of royalties or other consideration to such Third-party or such Affiliate is required in connection with the exercise by such other Party or Parties or their Affiliates of such rights, such software products and other Technology shall be deemed not to be Controlled by such Party unless such other Party or Parties agrees in writing to be responsible for all such royalties and consideration payable to such Third-party or Affiliate.

(j) “Credit Balance” has the meaning set forth in Section 6.4(c).

(k) “Dealer” means any Person engaged in the business of buying and selling Securities for his own account, through a Broker or otherwise.

(l) “Deliverable” means any tangible material, work or thing delivered by one Party to the other hereunder, including, without limitation, the physical media on which any Source Code or Object Code is stored and associated technical documentation.

(m) “Designated Financial Product” means any Market Data Distribution Product or Risk Management Product.

(n) “Designated Financial Product Seller” means a person that derives a majority of its revenues (on a consolidated basis) from the sale of Designated Financial Products to a Financial Services Company. For the avoidance of doubt, an Affiliate of a Designated Financial Product Seller which does not itself derive a majority of its revenue (when combined with the revenues of any subsidiaries of such Affiliate) from the sale of Designated Financial Products to a Financial Services Company shall not itself be deemed a Designated Financial Product Seller.

(o) “Derivative Works” has the meaning ascribed to it under the United States Copyright Law, Title 17 U.S.C. Sec. 101 et seq.

(p) “Disclosing Party” means a Party that discloses Confidential Information to the other Party.

(q) “Effective Date” has the meaning set forth in the preamble.

(r) “Embedded” means, with reference to a hardware or software product or component thereof, the incorporation or integration of such hardware or software product or component thereof with another hardware or software product or component thereof that contains significant additional functionality or features, provided such first hardware or software product or component thereof (including its application programming interfaces) cannot be accessed and used by an end-user on a stand-alone basis. In the context of a service offering, “Embedded” means the use of a hardware or software product or component thereof in a value-added service offering containing significant additional functionality or features (such as a Reuters information service or Personal Trader Workstation); provided that the end user of such service offering is not able to access and use such product or component (including its application programming interfaces) directly or on a stand-alone basis. For the avoidance of doubt, “Embedded” use shall not include stand-alone rental, service bureau or similar stand-alone use of such software product or component thereof.

(s) “Enhancement” means any improvement, upgrade, enhancement, fix, extension to, or add-on module compatible or interoperable with, or Derivative Work of, any Technology, including any software or hardware.

(t) “Exclusivity Period” shall mean the period commencing on the Effective Date and ending on May 31, 2008.

(u) “Existing License Agreement” has the meaning set forth in the Recitals.

(v) “ETX Software” means the TIB/Enterprise Transaction Express transaction-based messaging system that is based on the Original TIB Software.

(w) “Financial Services Company” means any Person that is engaged in or operates a financial services business including, without limitation, banks (including savings, commercial, merchant, and investment banks and credit unions), Securities Brokers, Dealers, investment managers, investment funds or partnerships, clearing organizations, Securities trading rooms and Securities exchanges. A Person shall be deemed to be engaged in or operate a financial services business for purposes of the foregoing sentence if such Person is a member of a group of related or affiliated companies where a majority portion measured in terms of revenues or capitalization of such group is attributable to activities constituting or relating to a financial services business; provided, however, that any such member of such a group of related or affiliated companies that itself is not engaged in or does not operate a financial services business shall not be considered a Financial Services Company if such member agrees in writing not to provide access to any Licensed Products or Licensed Services to or for the benefit of any other member of such group that is or is deemed to be a Financial Services Company. A Person that is engaged in a financial services business that is merely incidental to the operation of that Person or its Affiliates shall not by reason of such incidental activity be considered a “Financial Services Company.”

(x) “Intellectual Property Rights” means all rights owned or Controlled by a Party hereto in, to, or arising out of: (i) any U.S. or foreign patent or any application therefor and any and all reissues, divisions, continuations, renewals, extensions and continuations-in-part thereof; (ii) inventions (whether patentable or not in any country), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology and technical data; (iii) copyrights, copyright registrations and, applications therefor in the U.S. or any foreign country, and all other rights corresponding thereto throughout the world; and (iv) any other proprietary or intellectual property rights, including any rights in Technology, including software, arising anywhere in the world, but excluding any trade names, trademarks, service marks and similar rights.

(y) “Licensed Products” means any software and/or hardware products, based on or incorporating any Original TIB Technology and Reuters Enhancements, if such products are covered by one or more unexpired and valid patents of Reuters, incorporate or comprise a work of authorship (including without limitation any derivative work) that is protected in whole or in part by any valid copyrights of Reuters, embody or utilize any trade secrets of Reuters that remain protectible under applicable law or otherwise are protected or covered by valid and subsisting Intellectual Property Rights of Reuters. For the avoidance of doubt, the parties agree that no inference is to be made from the lack of any specific identification in this definition of “Licensed Products” of which, if any, existing TSI products constitute “Licensed Products”, it being agreed and understood that each party reserves all of its rights and arguments as to whether any particular TSI product (or any particular version thereof) constitutes a “Licensed Product.”

(z) “Licensed Services” means services, including consulting, design, integration, customization, operation and development services, based on, related to, or using the

Original TIB Technology and Reuters Enhancements, provided by TSI to Third-parties (it being agreed and acknowledged that any such services shall continue to constitute Licensed Services only if such services are based on, relate to or use Original TIB Technology or Reuters Enhancements that are covered by one or more unexpired and valid patents of Reuters, incorporate or comprise a work of authorship (including without limitation any derivative work) that is protected in whole or in part by any valid copyrights of Reuters, embody or utilize any trade secrets of Reuters that remain protectible under applicable law or otherwise are protected or covered by valid and subsisting Intellectual Property Rights of Reuters).

(aa) “Maintenance Services” means the maintenance and support services to be provided by TSI in accordance with Section 5.2.

(bb) “Market Data Distribution Products” shall mean a set of software applications marketed together for the primary purpose of collecting or distributing financial market data, meaning price discovery data (data from the financial markets such as quotes and order information, including related internally generated financial market data that is directly contributed by a client to a market data distribution product), time series of such financial market data, technical financial analytics of such financial market data, and financial news from third party external news providers. For the avoidance of doubt, “Market Data Distribution Products” shall not include products that include functionality for collecting, distributing or presenting financial market data so long as such products are generally applicable to other types of data and whose primary purpose is not to collect or distribute financial market data for use by a Financial Service Company.

(cc) “Object Code” means machine-executable computer software prepared by compiling and linking Source Code or machine independent representations of computer software intended for subsequent interpretation or just-in-time compiling.

(dd) “Original Effective Date” means December 31, 1996, the effective date of the Existing License Agreement.

(ee) “Original License Agreement” has the meaning set forth in the Recitals.

(ff) “Party” means either or both of Reuters or TSI.

(gg) “Person” means any legal person or entity, including any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated association, limited liability corporation, governmental entity, or other person or entity of similar nature.

(hh) “Project List” has the meaning set forth in Section 6.2.

(ii) “Receiving Party” means a party that receives Confidential Information from the other Party.

(jj) “Reuters Enhancements” shall have the meaning set forth in Section 2.3.

(kk) “Reuters Intellectual Property Rights” means all Intellectual Property Rights owned or Controlled by Reuters that cover, protect or are embodied in any Original TIB Technology or any Reuters Enhancements or the manufacture or use of Original TIB Technology or Reuters Enhancements.

(ll) “Risk Management Products” shall mean any of a number of software applications used to execute risk analysis algorithms and calculate the value at risk using inputs from other systems in the enterprise. These applications include but are not limited to ASP hosted risk applications (i.e. not just risk applications deployed in the enterprise), high end risk management analysis including Value at Risk, Monte Carlo simulation and other risk analysis techniques, including pre- and post-trade risk analysis.

(mm) “Security” means any note, stock, treasury stock, bond, debenture, certificate of interest or participation in any profit-sharing agreement or in any oil, gas, or other mineral royalty or lease, any collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit, for a security; any put, call, straddle, option, or privilege on any security; certificate of deposit, or group or index of securities (including any interest therein or based on the value thereof), or any, swap, put, call, straddle, option, or privilege entered into on a securities exchange relating to foreign currency, or in general, any instrument commonly known as a “security”; or any certificate of interest or participation in, temporary or interim certificate for, receipt for, or warrant or right to subscribe to or purchase, any of the foregoing, all contracts for the sale of any of the foregoing or of any commodity for future delivery, options thereon, and commodity options (including but not limited to cash currency options) as those terms are defined in the US Commodity Exchange Act, that are traded on or subject to the rules of a formally organized and regulated exchange.

(nn) “Source Code” means computer software and any associated documentation in human-readable form, including programmers’ comments, and the following items to the extent that they are confidential: data files and structures, APIs, header and include files, macros, programming tools not commercially available, technical specifications, flowcharts and logic diagrams.

(oo) “Special Purpose Joint Venture” means a joint venture or similar arrangement between Reuters and TSI for the purposes of undertaking a specific development or consulting project for one or more Third-parties.

(pp) “Specified Companies” means the following: [*] and any Affiliates of any of the foregoing.

(qq) “Technology” means all technology, including without limitation, all know-how, show-how, techniques, trade secrets, inventions (whether or not patented or patentable), algorithms, routines, software (including firmware and middleware) files, data-bases, processes, devices and hardware.

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

(rr) “TFT- Reuters License” means that certain Products Distribution Agreement dated as of August 3, 1995 by and between Reuters Limited and Teknekron Software Systems, Inc.

(ss) “TFT Financial Products” means the TFT products listed on Schedule 1.2(ss) and any other Financial Products that were owned or Controlled by TFT as of the Original Effective Date.

(tt) “Third-party” means any Person other than (i) a Party or (ii) an Affiliate of a Party.

(uu) “Third Party Reseller” has the meaning set forth in Section 2.5(a).

(vv) TIB-Derived Technology” means any Technology derived from or based on any Original TIB Technology or Reuters Enhancements, including any Derivative Work created from any Original TIB Technology or Reuters Enhancements.

(ww) “Original TIB Software” means the infrastructure middleware, in Source Code and Object Code form, for linking information, applications, or other software across local, wide area and intra/inter networks in an event-driven (publish and subscribe) fashion, and its associated administrative components owned by Reuters as of the Original Effective Date, licensed to TFT pursuant to the TFT-Reuters License, and licensed to TSI hereunder, but excluding (and the licenses contemplated hereby exclude): (i) any software applicable exclusively to the Reserved Field, and also excluding any TFT Financial Products; and (ii) any software created by TFT exclusively for Reuters pursuant to the Research and Development Agreement between Teknekron Software Systems Inc. and Reuters, dated as of August 3, 1995. For purposes of this Section 1.2(ww), “Reserved Field” means the use of Original TIB Technology or Reuters Enhancements in the operation of a Financial Services Company, or the licensing of the Original TIB Technology or Reuters Enhancements or any product or service based thereon, directly or indirectly to (whether or not through the use of an interposed Person or through or to consultants to or agents of) a Financial Services Company, or the provision of any consulting, design, integration, customization, operational, support or development services to any Financial Services Company. For the sake of clarity, the only restrictions on TSI’s use or licensing of the Original TIB Software from and after the Effective Date, are the limitations set forth in Article 2 of this Agreement.

(xx) “Original TIB Technology” means all Technology, including the Original TIB Software, related to the creation of infrastructure middleware or devices for linking information, applications, and other software across local, wide-area and intra/inter networks in an event-driven (publish and subscribe) fashion and owned or Controlled by Reuters. For the avoidance of doubt, Original TIB Technology does not include any Technology independently developed by TSI after the Original Effective Date.

(yy) “Transferred TIB-Related Marks” means the trademarks, service marks and other marks listed on Schedule 1.2(yy) and their derivatives.

(zz) “TSI Intellectual Property Rights” means all Intellectual Property Rights owned or Controlled by TSI.

(aaa) “TSI Products” means any software and/or hardware products that are owned or Controlled by TSI for so long as TSI owns or Controls such products, but in all events excluding Acquiror’s Products (it being agreed and understood that any TSI software and/or hardware products, and any derivative or successor products thereto, included in any Acquiror’s Products immediately prior to the time at which the Person in question acquires all or substantially all of the business or assets of TSI, shall continue to constitute TSI Products hereunder notwithstanding the foregoing exclusion of Acquiror’s Products).

(bbb) “TSI Technology” means any Technology owned or Controlled by TSI (including any first developed or acquired after the Effective Date), including without limitation any Enhancements to the Original TIB Technology owned or Controlled by TSI.

ARTICLE 2.

LICENSE GRANTS

2.1 Reuters- Original TIB Technology License.

(a) Subject to the terms and conditions of this Agreement, including Section 2.4, Reuters hereby grant to TSI a royalty-free, fully paid, worldwide, perpetual, non-exclusive, non-assignable (except as set forth in Section 12.6), non-sublicensable (except as provided in Sections 2.1(a)(2), 2.1(b) and 2.5 below) and irrevocable right and license under the Reuters Intellectual Property Rights to:

(1) Make, have made, internally use, copy, modify, and create Derivative Works from the Original TIB Software and otherwise internally use and exploit the Original TIB Technology for the purposes of developing, creating and maintaining Licensed Products;

(2) Perform, display, offer for sale, import, sell, sublicense and distribute Licensed Products; provided that, except as set forth in Section 2.1(c) below, any Original TIB Software included in, or forming part of, such Licensed Products is distributed only in Object Code form and only in accordance with an Authorized License;

(3) Make, have made, internally use, copy, modify and create Derivative Works from the Original TIB Software and otherwise internally use and exploit the Original TIB Technology, for the purposes of providing Licensed Services in accordance with an Authorized License;

(4) Make, have made, internally use, copy, modify and create Derivative Works from the Original TIB Software and otherwise internally use and exploit the Original TIB Technology, for the purpose of performing TSI’s obligations as a participant in a Special Purpose Joint Venture; and

(5) Make, have made, internally, use, copy, modify and create Derivative Works from the Original TIB Software and otherwise internally use and exploit the Original TIB Technology for the purpose of performing Maintenance Services.

(b) Subject to and without limiting Section 2.5, TSI shall have the right to distribute Licensed Products through Third-party and Affiliate distributors, resellers and original equipment manufacturers, provided that the terms and conditions of TSI’s distribution arrangements are consistent with and in compliance with the terms and conditions of this Agreement.

(c) In consideration of the grant of the foregoing license to TSI by Reuters, TSI shall grant to Reuters the license under the TSI Intellectual Property Rights set forth in Section 2.6.

2.2 Reservation of Rights. All rights in or to any Reuters Intellectual Property Rights not expressly granted to TSI hereunder are reserved to Reuters.

2.3 Reuters Enhancements to Original TIB Technology.

(a) Reuters may, in its sole discretion, create or acquire any Enhancement to the Original TIB Software (“Reuters Enhancements”) following the Effective Date.

(b) In the event that: (i) Reuters develops any Reuters Enhancements prior to the fifteenth (15th) anniversary of the Original Effective Date; and (ii) the incorporation of such Reuters Enhancements into Licensed Products, or the use of such Reuters Enhancements by TSI, would facilitate compatibility, interoperability or conformance to common standards between TSI and Reuters products based on Original TIB Technology, then, subject to the terms and conditions hereof, Reuters shall disclose such Reuters Enhancements to TSI and shall, and hereby does, grant to TSI a royalty-free, fully-paid, worldwide, non-exclusive, perpetual, non-sublicensable (except when Embedded in Licensed Products as provided in Section 2.3(b)(2)), and irrevocable right and license under all Intellectual Property Rights owned by Reuters at any time prior to the fifteenth (15th) anniversary of the Original Effective Date, in such Reuters Enhancements, to:

(1) Internally use, copy, modify and create Derivative Works from such Reuters Enhancements, and otherwise internally use and exploit such Reuters Enhancements, or any Technology derived from or based on such Enhancements, in developing, making, having made, importing, creating, providing, maintaining and enhancing Licensed Products or Licensed Services; and

(2) Distribute, perform, display, sell or license such Reuters Enhancements, or any Technology derived from or based on such Enhancements, in each case only if Embedded in Licensed Products, including as an integral part of Licensed Products, or as a feature thereto.

(c) Following the fifteenth (15th) anniversary of the Original Effective Date, the license granted pursuant to Section 2.3(b) shall continue in perpetuity without payment of any kind to Reuters; provided, however, that such license shall not apply to any Reuters Enhancements that come into existence following such anniversary, except as may be agreed by Reuters and TSI. For the purpose of the foregoing, any patent rights shall be deemed to have come into existence as of the earliest priority date that may be claimed by the application resulting in such patent and regardless of the issuance date of such patent.

(d) The Parties agree that ETX Software constitutes Original TIB Software licensed to TSI pursuant to the Original License Agreement and that all Enhancements to ETX Software created or developed by TFT or Reuters after the Original Effective Date constitute “Reuters Enhancements” hereunder. Reuters shall retain all revenue it has recognized or in the future may recognize, if any, with respect to the licensing, sub-licensing, distribution, maintenance or support of ETX Software (including its upgrades, Enhancements and subsequent versions). TSI shall retain all revenue it has recognized with respect to the licensing, maintenance or support of the ETX Software. Reuters and TSI hereby agree that TSI shall continue to maintain the ETX Software for Reuters until Reuters provides TSI written notice of termination of such maintenance, at least ninety (90) days prior to the date of termination. Reuters will pay to TSI, the actual cost (fully burdened, but not at intercompany charge rates) of TSI personnel who support and maintain the ETX Software sold or licensed to Reuters customers prior to the Effective Date. The actual cost of such TSI personnel who have supported and maintained the ETX Software prior to the Effective Date shall be paid by Reuters within thirty (30) days after receipt of an invoice therefor from TSI, together with appropriate substantiation. The actual cost of TSI personnel who in the future (i.e., after the Effective Date, but prior to termination of maintenance as set forth above) support or maintain the ETX Software shall be paid on a quarterly basis upon receipt of an invoice from TSI therefor, together with appropriate substantiation. Reuters shall have the audit rights provided in Section 12.3 in connection with amounts billed by TSI under this Section 2.3(d).

2.4 Limitations on Right of TSI to Exploit Original TIB Technology.

(a) Subject to TSI’s rights under Sections 2.5, the license to the Original TIB Technology and Reuters Enhancements granted by Reuters to TSI in Sections 2.1 and 2.3 shall, during the Exclusivity Period exclude any right under the Reuters Intellectual Property Rights to, and subject to Sections 2.5, under no circumstances shall TSI or any Affiliate of TSI, during the Exclusivity Period:

(1) use, copy, display, create Derivative Works from, or otherwise exploit any Original TIB Technology, any TIB-Derived Technology or any Reuters Enhancements for the purposes of developing, creating, enhancing or maintaining any Designated Financial Products for Financial Services Companies, or supplying or distributing Designated Financial Products to Financial Services Companies;

(2) provide, disclose or license any Original TIB Technology, any TIB-Derived Technology or any Reuters Enhancements directly to any Specified Company other than in connection with the sale or licensing of Licensed Products solely for internal use purposes of such Specified Company and not for the benefit of any third party

(3) provide any design, consulting, integration, embedding, operational support, partnering, co-sourcing, data processing, network management, service provisioning, or other similar services that utilize in any way any Original TIB Technology, or any Reuters Enhancement, or are provided with any Original TIB Technology, or any Reuters Enhancements, in any case directly to any Specified Company, excepting any of the foregoing that are provided in support of the use by a Specified Company of a Licensed Product solely for internal use purposes of such Specified Company and not for the benefit of any third party or to any other person if any such services are being provided for the purpose of assisting such person in the development of a Designated Financial Product specifically developed for use by or aimed principally at Financial Services Companies; and

(4) use, copy, display, develop, license, or support any Designated Financial Products that are specifically developed for use by or aimed principally at Financial Services Companies that incorporate or are based on any Original TIB Technology, any TIB-Derived Technology or any Reuters Enhancements.

(b) Notwithstanding anything to the contrary stated in this Agreement, but subject to the limitations and restrictions relating to Specified Companies that are set forth in this Agreement, TSI shall not be restricted in any way from: (i) providing products and/or services to integrate any Designated Financial Product with any other product, provided that, in the case of a Financial Services Company, TSI is not itself providing the Designated Financial Product; (ii) integrating, or providing products and/or services to integrate, financial market data or other data between systems, provided that, in the case of a Financial Services Company, TSI is not itself providing the Designated Financial Product; (iii) developing, selling or otherwise providing products other than Designated Financial Products to customers or resellers who may ultimately choose to use or resell such products in conjunction with a Designated Financial Product; or (iv) providing Designated Financial Products to companies other than Financial Services Companies. Nothing in this Agreement, including without limitation Section 2.5 or this Section 2.4, will prohibit TSI from bona fide mergers, acquisitions, purchases of assets or other similar transactions by TSI of or with going concerns that sell Designated Financial Products to Financial Services Companies or provide related services; provided that (i) the going concern with which TSI enters into such a transaction is not a Designated Financial Product Seller or a Specified Company or (ii) in the case of an asset purchase transaction, the majority of the revenues of the seller earned from the business represented by the assets being purchased are not attributable to sales of Designated Financial Products to Financial Services Companies. In the event of such transaction, but subject to the proviso in the immediately preceding sentence, TSI shall be permitted to continue and expand the business of such acquired or merged entity in all respects or the assets so acquired including with respect to Designated Financial Products, notwithstanding any provision of this Agreement to the contrary, except that the restrictions in Sections 2.4 and 2.6(d), and the exclusive rights granted to Reuters in Section 2.6(d), shall continue to apply following any such transaction with respect to the products or services of such acquired or merged entity that are sold or provided to Financial Services Companies to the extent that TSI has Embedded or incorporated (or to the extent that such acquired or merged entity has, after the date of or in contemplation of such transaction, Embedded or incorporated) any material TIB Technology, Reuters Enhancements, TIB-Derived Technology or other TSI Technology existing prior to (and which met the definition of ‘TSI Technology’ prior to) the time of such transaction into such product or services. TSI Affiliates shall be subject to, and have the rights under, the terms of this Agreement. Notwithstanding the foregoing provisions of this Section 2.4(b), and subject to TSI’s right to grant sublicenses as and to the extent provided in Sections 2.1(a)(2), 2.1(b) and 2.5 above, TSI shall not, except as authorized in Section 12.6, directly or indirectly, assign its rights under this Agreement.

2.5 Third-Party Distribution.

(a) Notwithstanding anything to the contrary stated in this Agreement, but subject to Section 2.5(b), Reuters hereby grants to TSI a royalty-free, fully paid up, worldwide, perpetual, non-exclusive, non-assignable (except as set forth in Section 12.6) right and license, under the Reuters Intellectual Property Rights, to grant any and all systems integrators, original equipment manufacturers, resellers, distributors or other licensees other than a Specified Company (each a “Third Party Reseller”) of Licensed Products (whether in Object Code or Source Code form), without payment by the Third Party Reseller of any license fees or other consideration to Reuters, non-exclusive, worldwide, perpetual, rights and licenses to exercise any and all of the rights under the license to Original TIB Technology granted by Reuters to TSI in Section 2.1 and to Reuters Enhancements granted by Reuters to TSI in Section 2.3, in each case without subjecting the Third Party Reseller to the limitations set forth in Section 2.4, but without relieving TSI of its obligations to comply with the provisions of Section 2.4 and in all cases subject to the following provisions of this Section 2.5.

(b) During the Exclusivity Period, TSI shall not grant any Specified Company any right or license to resell or distribute TSI Products (whether on a stand-alone basis or Embedded in any other products).

(c) During the Exclusivity Period, subject to Section 2.5(d), TSI shall not grant any Specified Company any right or license to sub-license, distribute, perform, display, sell or license any TSI Technology, or any Technology derived from or based on such Technology, Embedded in such Specified Company’s products or services, including as an integral part thereof, or as a feature thereto.

(d) Nothing herein shall prohibit TSI from selling and providing TSI Products to any Specified Company solely for internal use purposes of such Specified Company.

(e) TSI hereby represents and warrants that as of the Effective Date (i) TSI is not a party to any agreement with a Specified Company except as disclosed on Schedule 2.5(e) hereto (each such disclosed agreement being referred to as a “Prior TSI Specified Company Agreement”); (ii) true and correct copies of each Prior TSI Specified Company Agreement have been provided to Reuters; and (iii) no Prior TSI Specified Company Agreement includes a right granted to such Specified Company to resell TSI Products. For purposes of clarification, no Prior TSI Specified Company Agreement, nor any renewal or extension of any such agreement that does not modify any provision thereof except for the term of such agreement (regardless of the effective date of such renewal or extension), nor any agreement entered into between TSI and any entity other than a Specified Company, nor any agreement entered into by an entity that is subsequently acquired by or merged with TSI (whether by transfer of stock or assets or otherwise), shall constitute a breach of Section 2.4 or this Section 2.5.

(f) Notwithstanding anything to the contrary stated in this Agreement, nothing herein shall require that the Third Party Reseller itself be subject to contractual prohibitions on use or distribution of Licensed Products or using, preparing or distributing any Derivative Work based on any Licensed Products.

(g) Nothing in Sections 2.4 and 2.5 shall in any way be deemed to permit TSI (or any TSI Affiliate), during the Exclusivity Period, to directly or indirectly assist in the development by any such Third Party Reseller of any Derivative Work of Original TIB Technology or Reuters Enhancements that (i) constitutes a Designated Financial Product specifically designed for use by or aimed principally at Financial Services Companies or (ii) is specifically designed to assist a third party in the development of a Designated Financial Product specifically designed for use by or aimed principally at Financial Services Companies. Furthermore, TSI shall not, during the Exclusivity Period, directly or indirectly, assist in the development by any Third Party Reseller of any Designated Financial Products specifically designed for use by or aimed principally at Financial Services Companies that incorporate, embed or are derived from any Original TIB Technology, Reuters Enhancements or TIB-Derived Technology. Notwithstanding the foregoing, nothing in Section 2.5 shall restrict TSI from (1) working in any way with a Designated Financial Product which is not specifically designed for use by or aimed principally at Financial Services Companies or (2) making available general purpose interfaces or other integration tools when such interfaces or tools are provided for the purpose of (i) integrating the Licensed Products with other products or components, including Designated Financial Products, and/or (ii) developing general purpose interfaces between the Licensed Products and other products or components, including Designated Financial Products or (3) providing standard services, training, maintenance and support for Licensed Products to Third Party Resellers in accordance with TSI’s standard service, training, maintenance and support practices.

2.6 TSI License.

(a) TSI hereby grants to Reuters a royalty-free, fully-paid, worldwide, non-exclusive, perpetual, sublicensable, and irrevocable right and license under all TSI Intellectual Property Rights at any time prior to the fifteenth (15th) anniversary of the Original Effective Date, to:

(1) Internally use, make, have made, copy, modify and create Derivative Works from any TSI Technology and otherwise internally use and exploit the TSI Technology in developing, making, having made, importing, creating, providing, maintaining and enhancing any Reuters’ (or any of its Affiliates’) products or services; and

(2) Sub-license, distribute, perform, display, sell or license any TSI Technology, or any Technology derived from or based on such Technology, Embedded in Reuters’ (or any of its Affiliates’) products or services, including as an integral part thereof, or as a feature thereto.

(b) TSI hereby grants to Reuters a perpetual, irrevocable, non-exclusive, non-transferable, royalty-free, worldwide license (which may be assigned or sublicensed by Reuters as provided in Section 2.9 or Section 12.6), under all TSI Intellectual Property Rights arising prior to December 31, 2011, to use, for Reuters’ internal use only, all of TSI’s software products (i.e., all software titles that are or have been listed on TSI’s standard price list during the period between the Original Effective Date and December 31, 2011) that are generally released prior to December 31, 2011; provided that, in the case of software products or other Technology that is incorporated in any such products, no license is granted to Reuters with respect thereto if a payment of royalties or other consideration to a third party is required in connection with any such license unless Reuters agrees in writing to be responsible for all such royalties and consideration.

(c) TSI hereby grants to Reuters, for the period from the Effective Date through August 31, 2004, an irrevocable, non-exclusive, non-transferable, royalty-free, worldwide license (which may be assigned or sublicensed by Reuters as provided in Section 2.9 or Section 12.6), under all TSI Intellectual Property Rights to copy, make, have made, perform, display, offer for sale, import, sell sublicense and otherwise distribute, in each case solely to or for Financial Services Companies, the object code version of TSI’s TIBCO BusinessFactor product.

(d) Notwithstanding Section 2.6(a), but subject to the right of TSI to license, distribute or otherwise provide or exploit TSI Products or TSI Technology through Third Party Resellers to the same extent as TSI is permitted to license, distribute or otherwise provide or exploit Licensed Products or Original TIB Technology pursuant to Sections 2.4 and 2.5, the license granted by TSI in Section 2.6(a)(2), shall be exclusive throughout the world (including as to TSI) during the Exclusivity Period, to the extent it authorizes Reuters to: (i) sublicense, distribute, sell or license any Designated Financial Product in which any TSI Technology, or any Technology derived from or based on such Technology, is Embedded (a “TSI-Based Designated Financial Product”) to any Financial Services Company or provide any services by which the functionality of a Designated Financial Product is made available to or utilized for the direct benefit of any Financial Services Company (including without limitation through any service bureau or application service provider arrangements); (ii) make commercially available a TSI-Based Designated Financial Product that is specifically designed for use by or aimed principally at a Financial Services Company; or (iii) develop for and provide to any Third Party Reseller (or Specified Company) or other third party reseller any TSI-Based Designated Financial Product specifically designed for use by or aimed principally at Financial Services Companies and that will be marketed by such reseller as such reseller’s product.

In furtherance of the foregoing exclusive license grant, and in order to ensure that Reuters receives the full benefits intended to be conferred on Reuters and protect its interests thereby, during the Exclusivity Period, TSI shall not (i) subject to the right of TSI to license, distribute or otherwise provide or exploit TSI Products or TSI Technology through Third Party Resellers to the same extent as TSI is permitted to license, distribute or otherwise provide or exploit Licensed Products or Original TIB Technology pursuant to Sections 2.4 and 2.5, sublicense, distribute, sell or license any Designated Financial Product to any Financial Services Company or provide any services by which the functionality of a Designated Financial Product is made available to or utilized for the direct benefit of any Financial Services Company (including without limitation through any service bureau or application service provider arrangements); (ii) subject to TSI’s rights set forth in Section 2.4(b), make commercially available a Designated Financial Product specifically designed for use by or aimed principally at a Financial Services Company or develop for and provide to any Third Party Reseller (or Specified Company) or other third party reseller any Designated Financial Product specifically designed for use by or aimed principally at a Financial Services Company and that will be marketed by such reseller as such reseller’s product, nor (iii) subject to TSI’s rights set forth in Section 2.4(b), commercially release and/or distribute to any Financial Services Companies any Designated Financial Product of a third party.

(e) Following the fifteenth (15th) anniversary of the Original Effective Date, the license granted pursuant to Section 2.6(a) shall continue in perpetuity without payment of any kind to TSI; provided, however, that such license shall not apply to any TSI Technology that comes into existence following such anniversary, except as may be agreed by Reuters and TSI. For the purpose of the foregoing, any patent rights shall be deemed to have come into existence as of the earliest priority date that may be claimed by the application resulting in such patent and regardless of the issuance date of such patent.

(f) TSI agrees that it will not avoid the acquisition or creation of Intellectual Property Rights, or dispose of any of its Intellectual Property Rights for the purposes of avoiding the grant to Reuters of the licenses set forth in this Section 2.6.

(g) Notwithstanding the foregoing provisions of this Section 2.6, TSI Technology and TSI Intellectual Property Rights shall exclude all (i) Technology and/or intellectual property rights owned or Controlled by any Person that acquires all or substantially all of the business or assets of TSI (whether by merger, acquisition, asset sale or other similar transaction), immediately prior to the date of the acquisition of such business or assets, and (ii) Technology and/or intellectual property rights derived from or based upon the Technology and/or intellectual property rights described in (i) above (it being agreed and understood that any TSI software and/or hardware products, and any products derived from such TSI software and/or hardware products, and the TSI Intellectual Property Rights therein, that are incorporated or utilized in such products immediately prior to the time at which such Person so acquires all or substantially all of the business or assets of TSI shall in all events continue to constitute TSI Technology and TSI Intellectual Property Rights hereunder).

(h) Reuters may sublicense to all of its Affiliates any and all of the rights licensed by TSI to Reuters pursuant to the foregoing provisions of this Section 2.6.

(i) The exclusive rights granted to Reuters in Section 2.6(d) relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of Section 2.6(d) is highly likely to cause irreparable injury to Reuters, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Therefore, Reuters shall be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of the exclusivity rights of Reuters under Section 2.6(d). The rights and remedies provided by Section 2.6(d) and this Section 2.6(i) are cumulative and in addition to any other rights and remedies, including damages (including monetary, punitive or enhanced damages), which Reuters may have hereunder or at law or in equity. The Parties agree that, if any court of competent jurisdiction in a final nonappealable judgment determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of Section 2.6(d) is unreasonable, arbitrary or against public policy, then a lesser time period, geographical area, business limitation or other relevant feature which is determined to be reasonable, not arbitrary and not against public policy may be enforced against TSI.

2.7 API Publication. Solely for standards-setting purposes or to promote the widespread adoption of industry standards associated with the Original TIB Technology, TSI may publish generally applicable APIs or technical specifications related to the Original TIB Technology, provided that such publication is designed to achieve broad dissemination, is generally consistent with the then current TSI procedures with respect thereto and does not materially adversely affect any Reuters Intellectual Property Rights.

2.8 Trademark License.

(a) Reuters and TSI acknowledge that Reuters has, pursuant to the Existing License Agreement, assigned to TSI all of its (and TFT’s) right, title and interest in and to the Transferred TIB-Related Marks and all goodwill associated therewith. Reuters hereby continues to assign to TSI any right, title and interest that it may have or obtain in the Transferred TIB-Related Marks or the goodwill associated therewith. At TSI’s sole expense, Reuters shall perform such acts and execute such documents as are reasonably required to perfect the foregoing assignment and obtain and enforce trademark, service mark and other similar rights in the Transferred TIB-Related Marks. TSI hereby grants to Reuters a perpetual, royalty-free, irrevocable, worldwide right and license in favor of Reuters and its Affiliates to use Transferred TIB-Related Marks in connection with the marketing, use, sale and distribution of any of Reuters’ and their Affiliates’ respective products or the provision by Reuters or their Affiliates of any services. Reuters and its Affiliates’ right to use such Transferred TIB-Related Marks shall be only in conformance with TSI’s trademark usage guidelines delivered to Reuters from time to time, which guidelines shall be reasonable and shall not be inconsistent with the scope of the license herein granted and shall not become effective prior to thirty (30) days after notice thereof has been given by TSI. TSI shall maintain the right to substitute any alternative trademark to the Transferred TIB-Related Marks in the event such Transferred TIB-Related Mark is held to infringe any other mark; provided that, if TSI advises either or both of Reuters in writing of an alleged infringement, Reuters will be responsible for any and all losses, liabilities, damages, costs and expenses assessed or incurred as a result of such actual or alleged infringement that accrue on or after the date of such notice.

(b) Reuters hereby acknowledges and recognizes TSI’s exclusive worldwide ownership of the Transferred TIB-Related Marks and agree not to take any action inconsistent with such ownership. Reuters acknowledges that its use and the use by its Affiliates of the Transferred TIB-Related Marks pursuant to this Agreement and any goodwill established thereby shall inure to the sole benefit of TSI (or its Affiliates).

(c) Reuters and its Affiliates shall support TSI in policing the use of the Transferred TIB-Related Marks and shall cooperate with TSI in protecting the Transferred TIB-Related Marks, including cooperating in becoming a registered user immediately of the Transferred TIB-Related Marks. Such cooperation by Reuters and their Affiliates shall be at the sole expense of TSI. Each of Reuters and their Affiliates shall notify TSI of any infringement of the Transferred TIB-Related Marks that comes to its attention.

(d) Neither Reuters nor its Affiliates will attempt to register with any trademark office, anywhere in the world, any trademark: (i) that is confusingly similar to any of the Transferred TIB-Related Marks; or (ii) that otherwise infringes or dilutes in a significant way any of the Transferred TIB-Related Marks.

(e) Reuters and its Affiliates shall maintain the quality of products and services in connection with which any Transferred TIB-Related Mark is used at a level at least as high as the quality of the Reuters or Reuters Affiliate products and services bearing the Transferred TIB-Related Marks prior to the date hereof. Reuters and its Affiliates shall not knowingly take or permit to be taken any actions that would detract in a significant way from the goodwill or reputation associated with the Transferred TIB-Related Marks.

(f) If TSI reasonably believes that any Reuters product or service associated with or bearing any of the Transferred TIB-Related Marks fails to conform to the quality standards set forth herein, TSI shall provide Reuters and its Affiliates with written notice thereof and Reuters and its Affiliates shall promptly remedy any such failure and provide TSI with evidence thereof.

(g) Notwithstanding the foregoing provisions of this Section 2.8, TSI shall consent to Reuters registering, at its own expense, product and company names and related marks that include the word “TIB”, which (except for the “TIB” component) are not confusingly similar with any TSI mark in existence or applied for at such time, and which are used by Reuters or the marketing, use, sale and distribution of any of Reuters’ products or the provision by Reuters of any services; provided, however, that if consent to such registration is prohibited in a jurisdiction, TSI shall, at Reuters’ expense, either apply to register or assist Reuters in applying to register such name and/or mark and license it to Reuters in such jurisdiction. TSI and Reuters shall enter into a customary license agreement embodying such terms and limited usage rights by TSI consistent with the other terms of this Agreement; provided that, notwithstanding the foregoing provisions of this Section 2.8(g), TSI shall not be required to take any action pursuant to this Section that would injure, harm or otherwise adversely affect the goodwill associated with the TIB mark or TSI’s rights in the mark.

2.9 Reuters Affiliates. All rights and licenses granted by TSI to Reuters pursuant to this Agreement, including without limitation the license granted by TSI to Reuters under Section 2.6, may be assigned, transferred or sublicensed to, or otherwise exercised and enjoyed by, any Affiliate of Reuters without limitation; provided that Reuters remains responsible for such Affiliates’ performance under this Agreement.

2.10 Third-party License Grants by Reuters. Neither Reuters nor its Affiliates shall grant to a Third-party that is not an Affiliate of Reuters a license to: (i) the Original TIB Technology of substantially the same scope or broader as the license to the Original TIB Technology granted to TSI hereunder; or (ii) a substantial portion of the Source Code for the Original TIB Software that grants such Third-party the right to use such Source Code for the purposes of creating general purpose, non-application specific, middleware products. Without in any way limiting or expanding the foregoing, nothing set forth in this Section 2.10 shall in any way restrict Reuters from licensing Source Code for the Original TIB Software or other Original TIB Technology to Financial Services Companies or to a Third-party that is licensing Original TIB Technology for the purposes of creating products or services for Financial Services Companies or from granting a confidential license to Source Code in connection with any escrow or similar arrangement required in the course of granting a license to Object Code for the TIB Software.

2.11 Payment. Reuters acknowledges the receipt of a payment by TSI of the sum of $10,000,000.00 in connection with the licenses granted under the Original License Agreement.

2.12 Distribution Rights. All rights and licenses granted to a Party hereunder to sell, sublicense or otherwise distribute any products or Technology shall include the right to sell, sublicense or distribute such products or Technology by any and all means whatsoever whether now known or hereafter devised, subject to any limitations or other provisions applicable to distribution over the Internet or other specified means that are expressly set forth in this Agreement.

ARTICLE 3.

DELIVERABLES

3.1 Initial Delivery of Licensed Technology. Pursuant to Section 3.1 of the Original License Agreement, Reuters has delivered by electronic transfer to TSI the Deliverables related to the Original TIB Technology contemplated to be delivered by Reuters to TSI.

3.2 Delivery of TSI Technology. During the period beginning on the Effective Date and ending on the fifteenth (15th) anniversary of the Original Effective Date, TSI will disclose, and where reasonably necessary, deliver, or cause to be disclosed or delivered to Reuters, or its designee, all generally commercially available TSI Products in object code form, and any TSI Source Code now or hereafter owned or Controlled by TSI of the TSI Product known as ‘Rendezvous’ and any subsequent versions thereof and any TSI Products that are successor products substantially based on the source code of the “Rendezvous” product (collectively, “Rendezvous Source Code”) and, until the expiration of six (6) complete calendar quarters after the Effective Date (the “SmartSockets Period”) the Source Code for the TSI “SmartSockets” product (“SmartSockets Source Code”). TSI shall deliver such Rendezvous Source Code and SmartSockets Source Code (in the form of human-readable Source Code listing printouts, in machine-readable electronic form), including Enhancements to the foregoing (including any alpha or beta versions released in connection with TSI’s standard alpha and beta test procedures), on a quarterly basis. TSI represents and warrants that all TSI Technology, including Source Code, existing on the Original Effective Date has been disclosed or, if reasonably necessary, delivered to Reuters or its designee as provided in Section 3.2 of the Original License Agreement. Through and until the fifteenth (15th) anniversary of the Original Effective Date, the Parties will maintain in effect, with respect to the Rendezvous Source Code, the “clean room” procedures established pursuant to Paragraph 2 of the letter agreement entered into by the Parties as of the Original Effective Date. Until the end of the SmartSockets Period, the Parties will maintain in effect, with respect to the SmartSockets Source Code, the “clean room” procedures established pursuant to Paragraph 2 of the letter agreement entered into by the Parties as of the Original Effective Date. Notwithstanding any provision in this Agreement to the contrary, TSI agrees to provide to Reuters, promptly upon request, any application program interfaces or other similar code which is provided to other similarly situated Embedding partners of TSI and which is reasonably required by Reuters to Embed any TSI Technology in Reuters products or services in connection with the exercise by Reuters of the rights granted to Reuters under Section 2.6(a)(2). The Parties agree to hold quarterly meetings at TSI’s offices, as reasonably requested by Reuters, to discuss product plans and direction.

3.3 Source Code Escrow. Promptly after the Effective Date, Reuters shall execute and deliver to TSI the Licensee Registration Agreement attached hereto as Exhibit A, and TSI shall promptly thereafter register Reuters as a ‘Licensee’ with Brambles NSD, Inc. (“Brambles”) pursuant to the Software Deposit Agreement between TSI and Brambles dated July 30, 1999, for all TSI Products that TSI has deposited with Brambles, other than the Rendezvous Source Code and versions of the SmartSockets Source Code released prior to the expiration of the SmartSockets Period and that have been delivered to Reuters pursuant to Section 3.2.

3.4 Backward Compatibility.

(a) During the period beginning on the Effective Date and ending on the fifteenth (15th) anniversary of the Original Effective Date, to the extent that: (i) TSI makes a generally commercially available release (a “GA” release) of a version of TSI’s Rendezvous product that is not backward compatible with the immediately preceding GA version of Rendezvous; (ii) TSI replaces the TSI Product known as “Rendezvous” with another TSI Product as TSI’s flagship messaging product (the “Non-RV Flagship Product”) and the Non-RV Flagship Product does not constitute a successor product to Rendezvous (as described in Section 3.2), and such Non-RV Flagship Product is not backward compatible with the then-current GA version of Rendezvous as of the date of GA release of such Non-RV Flagship Product; or (iii) TSI makes successive GA release of a version of the Non-RV Flagship Product that is not backward compatible with the immediately preceding GA version of such Non-RV Flagship Product, then upon written notice from Reuters identifying with specificity such failure of backward compatibility and specifically referencing this Section 3.4 of this Agreement (the “BC Notice”), TSI shall use commercially reasonable efforts to enable backward compatibility between such products (whether by provision of a patch, a software tool or other mechanism) and provide such mechanism to Reuters as soon as commercially practicable. If TSI has not provided such mechanism for backward compatibility within ninety (90) days of the date of the BC Notice, then Reuters shall have the right, at any time prior to TSI providing such mechanism to Reuters (but no more than six (6) months from the date of the BC Notice), to request those portions of the Source Code for such non-backward compatible product that are necessary to enable backward compatibility, if Reuters does not already have possession of such Source Code, by written notice to TSI requesting such Source Code and specifically referencing this Section 3.4 of this Agreement. Upon receipt of such written notice, TSI shall promptly provide such Source Code to Reuters, and Reuters shall have the right to use such Source Code solely for the purpose of enabling such backward compatibility as described above, and subject to the restrictions set forth in subsection (b) below. Reuters shall have up to 12 months from the date of the BC Notice to attempt to correct the identified backward compatibility problem. For purposes of this Section 3.4, “backward compatibility” means that an application (in object code form) using only TSI supported interfaces into which the immediately preceding version of a product has been Embedded will function in all material respects in the same manner, without any re-linking or re-compiling being required, with the next version of that same product when that next version of that product is Embedded in the object code form of the relevant application.

(b) If TSI provides the Source Code described in subsection (a) above to Reuters pursuant to subsection (a), Reuters agrees that only the Reuters employees listed on Exhibit F (as such list may be modified by Reuters upon written notice to TSI, provided that such list consist of no more than ten (10) Reuters employees at any time, and such ten employees are located at no more than two different Reuters facilities which are also listed on Exhibit F) (the “Listed Employees”) shall have access to and shall be permitted to use such Source Code, and that such access and use shall be only at the Reuters facilities listed on Exhibit F and only for the purposes of enabling the backward compatibility described in subsection (a) above. Reuters agrees that it will make no modifications to the Source Code that disable or non-trivially adversely impact the features or functionality of the corresponding TSI Product. Reuters agrees to comply with the source code security restrictions set forth in subsection (c) with respect to such Source Code, and to communicate such restrictions to the Listed Employees in writing. Reuters agrees that the Listed Employees, once they have had access to such Source Code, shall have no right to work on behalf of Reuters with [*] (together with their successors and assigns, the “TSI Messaging Competitors”) with respect to any messaging (excluding instant messaging) technology or product. For the avoidance of doubt, the foregoing shall not prevent the Listed Employees from working with the object code version of the TSI Messaging Competitors’ products, including, without limitation, for the purpose of developing adapters for such products. Upon the later of completion of enabling such backward compatibility or 12 months from the date of the BC Notice, Reuters shall provide the revised Source Code (including the portions enabling such backward compatibility, if any) back to TSI. If TSI confirms that such revised Source Code enables such backward compatibility, and does not disable or non-trivially adversely impact any features or functionality of the corresponding TSI Product, then TSI shall thereafter provide support to Reuters (pursuant to Section 5.2) for a version of such TSI Product that includes such backward compatibility. After TSI has begun supporting such version, Reuters shall promptly delete or return all copies of such Source Code and related materials, and certify the same in writing to TSI.

(c) Any Source Code delivered to Reuters pursuant to this Section 3.4 shall be stored only on a single, identified and dedicated server that is not networked with any other computer (other than client computers which are connected only to such dedicated server) and for which reasonable security measures (no less secure than those implemented for Reuters own most sensitive electronic information) have been implemented (including password protection) so that only the Listed Employees may access information stored on such server (whether directly or through any client computers connected to such server). A written log shall be maintained and each time a Listed Employee accesses such Source Code, they shall identify the date, time and nature of any changes made to the Source Code. In addition, an electronic log shall be implemented so that each access to such server (and the identity of the person accessing the server) shall be automatically logged. No contractors or third parties shall have access to such Source Code at any time. No back-up or other copies of such Source Code shall be maintained, provided that if the copy of such Source Code in Reuters possession is damaged, TSI shall provide Reuters a new copy of such Source Code.

*	Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

ARTICLE 4.

OWNERSHIP

4.1 Ownership by Reuters. As between Reuters and TSI, Reuters shall be the exclusive owner, subject to the rights granted to TSI hereunder or to Third-parties, of: (i) all Technology independently developed by Reuters or TFT, including in the course of providing maintenance services; and (ii), subject to any patent rights of TSI, all Intellectual Property Rights that cover, protect or embody such Technology set forth in (i) of this Section 4.1.

4.2 Ownership by TSI. As between Reuters and TSI, TSI shall be the exclusive owner, subject to the rights granted to Reuters hereunder and to Third-parties, of: (i) any Technology independently developed by TSI, including in the course of providing Maintenance Services; and (ii), subject to any patent rights of Reuters, all Intellectual Property Rights that cover, protect or embody such Technology. To the extent that such Technology is a Derivative Work with respect to, or based on any Original TIB Technology, TSI’s ownership of such Technology shall be subject to Reuters’ ownership of the Original TIB Technology on which such Derivative Work is based or that is incorporated in such Derivative Work, and its Intellectual Property Rights therein.

4.3 Cooperation. Each Party shall, upon the other Party’s request, cooperate with the requesting Party in obtaining, perfecting or protecting such Party’s interests, including Intellectual Property Rights, in any Technology, software or product, at the requesting Party’s expense.

4.4 Jointly-Developed Technology. The allocation of Intellectual Property Rights in any Technology that is jointly developed by the Parties shall be determined by mutual agreement allocating ownership and related rights and obligations with respect to such Technology on a case-by-case basis in accordance with the principles of Section 5.6.

ARTICLE 5.

DEVELOPMENT AND MAINTENANCE SERVICES

5.1 Development of Original TIB Technology. Reuters may, in its sole discretion, continue to improve and enhance the Original TIB Technology including by creating Reuters Enhancements that are licensed under Section 2.3 hereof.

5.2 Maintenance Services.

(a) Until December 31, 2011, TSI shall provide Reuters and its Affiliates with maintenance and support for Reuters’ and Affiliates’ internal use of all of TSI’s software products (i.e., all software titles that are or have been listed on TSI’s standard price list during the period between the Original Effective Date and December 31, 2011) that are generally released prior to December 31, 2011, as permitted hereunder, including without limitation with respect to any such TSI software products Embedded in Reuters (or any of its Affiliates) products or services, in accordance with TSI’s standard Silver support and maintenance terms and conditions (attached hereto as Exhibit B); provided that Reuters shall pay TSI maintenance fees (“Reuters Internal Support Fees”) equal to $2 million per annum multiplied by the ratio of the Consumer Price Index for the last complete calendar year divided by the Consumer Price Index for 2001 for such maintenance and support. Payment of the Reuters Internal Support Fees for such maintenance and support shall be paid on a semi-annual basis (with each semi-annual maintenance period commencing on January 1 or July 1) and shall be due and payable 30 days in advance of such semi-annual period. Reuters, in its sole discretion, may elect, effective upon six months’ prior written notice to TSI, to terminate such maintenance and support to Reuters. After December 31, 2011, at the election of Reuters, TSI shall continue to provide Reuters with maintenance and support on the then current terms and conditions for the highest level of maintenance and support then generally offered by TSI for all such internal use by Reuters of all such TSI software products; provided that the Reuters Internal Support Fee that is payable by Reuters in consideration of such maintenance and support after December 31, 2011 shall be negotiated in good faith by TSI and Reuters, but in all events shall be no greater than the maintenance and support fee then charged by TSI to its most favored customers in connection with comparable deployments of TSI products based on enterprise-wide licenses. For purposes of this Agreement, “Consumer Price Index” shall mean the annual average Consumer Price Index computed by the United States Bureau of Labor Statistics for all urban consumers (CPI-U), U.S. city average, all items, index base period (1982-1984=100). Notwithstanding the foregoing, TSI agrees to provide, until August 31, 2004 at no additional charge, bronze level support for users of TSI’s TIBCO BusinessFactor product that acquired such product from Reuters prior to August 31, 2004. No later than August 31, 2004, all such customers shall be transitioned to TSI’s standard maintenance and support in accordance with Section 5.3. In addition, TSI shall provide, and Reuters shall pay TSI for, the milestone support as set forth in Exhibit B-1 for the versions of Rendezvous set forth therein, and Reuters shall have the option to purchase extended support for Rendezvous as set forth in Exhibit B-1.

(b) The Maintenance Services to be provided by TSI to Reuters shall be provided in accordance with Exhibit B hereto.

5.3 Transition of Customers to TSI Direct Support and Maintenance.

(a) Transfer of Maintenance Revenue Stream. Commencing on October 1, 2003 (the “Transfer Date”), Reuters shall pay to TSI all revenue earned or otherwise received by Reuters or its Affiliates for support or maintenance of non-Embedded TSI Products (“Reuters Support Revenue”), as follows: (i) for all Reuters Support Revenue otherwise earned or received by Reuters or its Affiliates prior to the Transfer Date that is attributable to support or maintenance of non-Embedded TSI Products to be provided after the Transfer Date (i.e., deferred maintenance revenue), Reuters shall pay all such Reuters Support Revenue to TSI within thirty (30) days after the Transfer Date; and (ii) for all Reuters Support Revenue earned or otherwise received after the Transfer Date, Reuters shall pay such Reuters Support Revenue to TSI within thirty (30) days after the end of each month in which such Reuters Support Revenue is earned or otherwise received. Reuters shall deliver a report to TSI which contains a description of all support or maintenance customers being so transferred, as well as copies of the support and maintenance agreements with such customers. Reuters shall use its best efforts to deliver such report (and the corresponding agreements) for customers representing at least seventy five percent (75%) of the ongoing Reuters Support Revenue by November 15, 2003, and shall use reasonable efforts to deliver such report (and the corresponding agreements) for all remaining customers by November 15, 2003, and Reuters shall in any event deliver the complete report (and all corresponding agreements) no later than December 15, 2003. The report shall, at a minimum, describe the entity to which the support or maintenance obligation is owed and the contact information for the customer contact, whether affiliates of that entity are covered, the TSI Products covered (together with the number of instances, servers, users, copies, etc. covered), the period covered by the existing support or maintenance obligation, the fees paid by that entity for the existing support or maintenance obligation (stated both numerically and as a percentage of the corresponding license fee), the type of support or maintenance purchased by that entity (for example, Update only, Bronze, Silver, etc.) and any similar, relevant information. In addition, Reuters shall use reasonable efforts to promptly transition its (and its Affiliates’) customers’ payment obligations for support and maintenance of non-Embedded TSI Products so that such customers make future payments to TSI directly for such support and maintenance. Until such time as each Reuters support and maintenance customer enters into a support and maintenance agreement directly with TSI on TSI terms in accordance with Section 5.3(c), or such customers support and maintenance agreement with Reuters expires, terminates or otherwise comes up for renewal and that customer does not enter into a support and maintenance contract directly with TSI, Reuters shall continue to invoice such customers for their support and maintenance fees and pay such fees to TSI as they are earned or otherwise received in accordance with Section 5.3(a). TSI shall have the right, at its sole expense, to engage its external auditors to audit the books and records of Reuters or any of its Affiliates relating to the maintenance revenue from TSI Products for purposes of verifying the fees payable to TSI hereunder, subject to reasonable confidentiality provisions and further provided that such right shall be exercised no more frequently than once each calendar year. Reuters shall maintain complete and accurate files and books and records of account with respect to the revenues received by Reuters and their Affiliates for maintenance of the TSI Products. Records will be maintained for a period of at least three (3) years after the creation of such records. TSI’s obligations under this Section 5.3 may be suspended upon 10 Business Days’ prior written notice if the initial payment due to TIBCO within 30 days of the Transfer Date is not made in a timely manner.

(b) TSI Provision of Direct Support and Maintenance. TSI shall, on and after the Transfer Date, provide support and maintenance for non-Embedded TSI Products directly to Reuters’ and its Affiliates’ customers of such products to whom Reuters had been providing such support and maintenance immediately prior to the Transfer Date, provided that such customers have entered into an agreement with Reuters for, and have paid Reuters or TSI for, such support and maintenance. In no event shall TSI be obligated provide any customer maintenance and support at a level that is less than that reflected by the obligations set forth in Reuters’ support and maintenance agreement with such customer; provided that the Reuters Support Revenue transferred or otherwise paid to TSI for the services TSI is to provide such customers is not less than the vendor specific evidence of fair value (“VSOE”) for the agreed support or maintenance service at the time such Reuters Support Revenue is transferred to TSI. If TSI reasonably determines that the customer maintenance and support obligations transferred to TSI are disproportionate in relation to the customer support and maintenance payment obligations with respect thereto, TSI shall so notify Reuters in writing and TSI and Reuters agree to negotiate in good faith, within 30 days of the date of TSI’s notice, equitable financial adjustments that will be designed to ensure that TSI receives fair market value compensation based on the applicable VSOE calculation described above, in consideration of the performance by TSI of such customer maintenance and support obligations. If TSI and Reuters are unable to agree upon such adjustment within such 30 day period, TSI and Reuters shall request their respective independent accountants to attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties hereto. If TSI’s independent accountants and Reuters’ independent accountants are unable to reach a resolution with such effect within twenty (20) Business Days after being requested to resolve such dispute by TSI and Reuters, TSI’s independent accountants and Reuters’s independent accountants shall submit the matter to an independent accounting firm of international reputation mutually acceptable to Reuters and TSI other than Reuters independent accountants and TSI’s independent accountants (an “Independent Accounting Firm”), which shall, within thirty (30) Business Days after such submission, determine and report to Reuters and TSI the appropriate amount of any equitable financial adjustment based on the applicable VSOE calculation described above. The fees and disbursements of the Independent Accounting Firm shall be allocated between TSI and Reuters in the same proportion that the amount of such disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Independent Accounting Firm) bears to the total amount of such disputed items so submitted. Following any agreement or conclusive determination of the amount of any such equitable adjustment, the applicable party will pay the amount of the applicable financial adjustment to the other party.. For each of Reuters’ or its Affiliates’ customers of non-Embedded TSI Products, Reuters shall use reasonable efforts to transition such customers to obtaining direct support and maintenance from TSI for such non-Embedded TSI Products promptly after the Transfer Date. For each such customer, until such customer has entered into a support and maintenance agreement directly with TSI or TSI has been assigned and has assumed Reuters’ existing support and maintenance agreement as described in subsection (d) below, TSI shall provide such support and maintenance as a subcontractor to Reuters, provided that TSI shall have no obligation or liability to Reuters for the provision of such maintenance and support except as set forth in this Section 5.3(b).

(c) Customer Support and Maintenance Agreements. The Parties shall transition each of Reuters’ and its Affiliates’ customers of non-Embedded TSI Products to a support and maintenance agreement directly between TSI and such customer, no later than the expiration, termination or next renewal of such customer’s support and maintenance agreement with Reuters, but in no event later than October 1, 2004. If Reuters has the contractual option or other legal right to terminate its support and maintenance agreement for TSI Products with any customer, then upon TSI’s request, Reuters shall terminate such agreement and shall cooperate with TSI and use all reasonable efforts to enable TSI to promptly enter into a direct support and maintenance agreement with such customer, including without limitation holding joint meetings with each such customer. With respect to all other customers, the Parties shall discuss in good faith and mutually determine, on a customer-by-customer basis, promptly after the Transfer Date, whether to: (i) immediately assign Reuters’ support and maintenance agreement with such customer to TSI; (ii) immediately replace such support and maintenance agreement with a new support and maintenance agreement between TSI and such customer; or (iii) enter into a new support and maintenance agreement between TSI and such customer upon the expiration or next renewal of such customer’s support and maintenance agreement with Reuters, but in no event later than October 1, 2004. After mutually determining which of the foregoing options to pursue with respect to a particular customer, both Parties shall take all reasonably practicable steps and otherwise use all reasonable efforts to promptly accomplish such result, including without limitation holding joint meetings with each such customer to persuade such customer to agree to such result. After the Effective Date, for all sales of TSI Products by Reuters to the Project List pursuant to Section 6.2, and all sales of the TIBCO BusinessFactor product to Financial Services Companies pursuant to Section 2.6(c), Reuters shall cause each such customer to enter into a direct support and maintenance agreement with TSI in accordance with TSI’s standard support and maintenance terms.

5.4 Maintenance of Original TIB Software Products. TSI shall be responsible for maintaining, enhancing, supporting and improving any Original TIB Software products licensed to TSI hereunder. TSI shall use its reasonable efforts to assure that such software products are, to the extent reasonably practicable, at all times maintained as competitive and viable products in the relevant market place. Notwithstanding the foregoing, TSI may, in its discretion, determine that it no longer wishes to continue to maintain or support one or more Original TIB Software products, and in such event, it shall provide Reuters with reasonable advance notice thereof and, at Reuters’ request, shall provide Reuters with reasonable assistance, at Reuters’ sole cost and expense, to permit Reuters to acquire the resources, skills and expertise to continue to maintain and support such product upon the discontinuance of maintenance and support thereof by TSI.

5.5 Other TSI Development Services. If Reuters requests that TSI undertake other development or consulting services related to the Original TIB Technology, the parties shall negotiate in good faith toward an agreement for the provision of such services by TSI, on a most-favored-customer basis, to Reuters.

5.6 Certain Intellectual Property Ownership. In the event that TSI or Reuters provide consulting or development services, one to the other, involving the development of software, the parties shall agree in writing as to the respective ownership of intellectual property rights (including patents, copyrights, trade secrets and similar rights) in and to any such software (“Developed Software”) and their respective obligations with respect thereto. Nothing in this Section 5.6 shall be deemed to constitute or create any transfer of any intellectual property rights of either party that existed prior to the provision of the particular consulting or development services and that were used in the provision of such consulting or development services, and the intellectual property ownership of such Developed Software shall be subject to any such pre-existing rights.

5.7 Embedded License Ticketing. TSI shall continue to make available to Reuters the embedded license ticket mechanism for the Rendezvous product to allow Reuters to license Rendezvous to its customers on an embedded basis without requiring the customer to obtain a license key or ticket directly from TSI. In addition, if Reuters reasonably requires a similar embedded license ticket mechanism for another TSI Product, TSI shall work with Reuters in good faith to make such a mechanism available to Reuters.

ARTICLE 6.

SALES RIGHTS AND RESTRICTIONS; LICENSE FEES AND CREDITS

6.1 Referral Sales of TSI Products. For the period commencing on the Effective Date and ending on December 31, 2011, Reuters shall have the right to refer to TSI qualified sales opportunities for TSI Products for direct sales of such products by TSI, and TSI shall compensate Reuters for sales resulting from such qualified sales opportunities, all in accordance with the Joint Marketing and Referral Agreement terms attached hereto as Exhibit C.

6.2 Transition Period. Notwithstanding the Parties’ intent to promptly transition to the referral sales model described in Section 6.1, Reuters shall have the right, for the period commencing on the Effective Date and ending at the end of the sixth (6th) complete calendar quarter after the Effective Date (the “Transition Period”), to continue to resell TSI Products only in connection with certain mutually agreed sales efforts to mutually agreed customers set forth in Exhibit D (the “Project List”), subject to Reuters right to sell TSI’s TIBCO BusinessFactor product to Financial Services Companies through August 31, 2004 pursuant to Section 2.6(c). The Parties may mutually agree in writing to revise the Project List prior to December 31, 2003, and Reuters shall have no right to commence any new sales efforts for TSI Products other than the TIBCO BusinessFactor product after December 31, 2003 with respect to new opportunities beyond those covered by the Project List. Reuters shall use commercially reasonable efforts to close any sales to the Project List no later than the end of the Transition Period, unless otherwise agreed in writing by TSI, and Reuters shall have no right to resell TSI Products after the end of the Transition Period. For all sales of TSI Products by Reuters to the Project List pursuant to this Section 6.2, and all sales of the TIBCO BusinessFactor product to Financial Services Companies pursuant to Section 2.6(c), Reuters shall cause such customer to enter into a direct support and maintenance agreement with TSI in accordance with TSI’s standard support and maintenance terms. Reuters and TSI shall collaborate in transitioning Reuter’s accounts and account relationships for TSI Products to TSI prior to or as soon as reasonably possible after October 1, 2003, but no later than July 1, 2004. All of Reuters’ sales efforts for TSI Products other than to the Project List prior to the end of the Transition Period and other than sales of the TIBCO BusinessFactor product to Financial Services Companies pursuant to Section 2.6(c) shall be handled exclusively in accordance with the referral sales model described in Section 6.1. For all sales or licensing of TSI Products to the Project List pursuant to this Section 6.2, Reuters shall pay TSI, on a calendar quarterly basis, a distribution license fee in respect of TSI Products equal to [*]% of the license revenues attributable to TSI Products recognized by the Reuters Parties or any of their Affiliates during such calendar quarter in accordance with GAAP or its foreign equivalents (less any discounts not already deducted from revenues and less any withholding taxes included in such revenues), excluding revenues attributable to TSI Products that are Embedded in Reuters products. For each of the calendar quarters during the Transition Period: (i) if the distribution license fee for such quarter is greater than the Base Fee (as defined in Section 6.4(b)) for such quarter, the distribution license fee payable by Reuters for such quarter shall be reduced by the Base Fee for such quarter (e.g., if the distribution license fee for a quarter computed as set forth above is seven million dollars, and the Base Fee for such quarter is five million dollars, then Reuters shall only be obligated to pay a distribution license fee of two million dollars for such quarter); and (ii) if the distribution license fee for such quarter is less than or equal to the Base Fee (as defined in Section 6.4(b)) for such quarter, Reuters shall have no obligation to pay the distribution license fee for such quarter (provided that Reuters pays the quarterly license fee for such quarter as set forth in Section 6.4). Within thirty (30) days after the end of each calendar quarter, Reuters shall pay TSI the distribution license fee for such calendar quarter, computed as set forth in this Section 6.2. For the avoidance of doubt, the Parties agree that: (i) Reuters shall pay the foregoing [*]% distribution license fee to TSI with respect to any and all revenue received by the Reuters Parties or their Affiliates for licensing, making available or providing access to TSI Products (other than TSI Products Embedded in Reuters products) to

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the Project List , whether such revenues are characterized as perpetual license fees, time-based license or rental fees, applications service provider fees or otherwise; (ii) if the Reuters Parties or their Affiliates receive or recognize any revenue for licensing, making available or providing access to TSI Products (other than TSI Products Embedded in Reuters products) other than to the Project List , whether such revenues are characterized as perpetual license fees, time-based license or rental fees, applications service provider fees or otherwise, Reuters shall promptly pay any and all such revenue to TSI (provided that the foregoing shall not grant Reuters any right to sell or license TSI Products except as expressly authorized in this Section 6.2); and (iii) Reuters shall pay TSI any and all revenue received by the Reuters Parties or their Affiliates for the support or maintenance of TSI Products (other than TSI Products Embedded in Reuters products), whether from the Project List or otherwise, in accordance with Section 5.3(a).

6.3 Supply of Products. In order to permit Reuters to distribute TSI Products in accordance with Sections 2.6(a) and 6.2, TSI shall promptly inform Reuters of the existence of each new TSI Product that TSI intends generally to make available, sell, embed, license, sublicense or distribute. At the same time that TSI makes such TSI Product available for sale or license to any Third-party, TSI shall also make such TSI Product, and true and correct copies of any related documentation and release notes, available to Reuters for distribution and sale by Reuters and Reuters Affiliates pursuant to Sections 2.6(a) and 6.2. TSI shall make TSI Products available to Reuters at least to the same extent such products are made available for sale or license to Third-parties (e.g., as indicated on TSI’s “Product Availability” chart).

6.4 License Fees and Credits.

(a) For each complete calendar quarter during the Transition Period, Reuters shall pay to TSI a quarterly license fee computed as follows:

(b) The base quarterly license fee (the “Base Fee”) for each of such six (6) calendar quarters shall be five million dollars ($5,000,000).

(c) A credit balance (the “Credit Balance”) shall accrue that is creditable by Reuters only against such Base Fees, as set forth in this Section 6.4(b). On the Effective Date, the Credit Balance shall be set to zero. At the end of each TSI fiscal quarter ending prior to the end of the Transition Period, the Credit Balance shall be increased by: (i) forty percent (40%) of the revenue of TSI paid to and recognized by TSI during such fiscal quarter in accordance with GAAP, that is attributable to support and maintenance services for Reuters’ or its Affiliates’ customers transitioned from Reuters to TSI in accordance with Section 5.3 that are provided by TSI during the period commencing on the Transfer Date and ending on the next renewal or expiration or termination of the corresponding support and maintenance agreement, but ending no later than October 1, 2004; and (ii) ten percent (10%) of all other revenue (other than the revenue described in (i) above) of TSI paid to and recognized by TSI during such fiscal quarter in accordance with GAAP, that is attributable to the licensing of TSI Products and the provision of maintenance for such TSI Products to Financial Services Companies (in both (i) and (ii), less any discounts not already deducted from revenues and less any withholding taxes included in such revenues). Notwithstanding the foregoing, if only part of a fiscal quarter occurs after the Effective Date, only such portion occurring after the Effective Date shall be used for the computations in this Section 6.4(c).

(d) For each complete calendar quarter during the Transition Period, the quarterly license fee payable by Reuters for such quarter shall be computed as follows (note that for each calendar quarter, the relevant Credit Balance for these computations shall be the Credit Balance as of the end of the most recent TSI fiscal quarter ending on or before the end of such calendar quarter):

(i) If the Credit Balance is greater than or equal to the Base Fee for such calendar quarter, no quarterly license fee shall be due for such quarter, and the Credit Balance shall be reduced by the amount of the Base Fee for such quarter, with any amount of Credit Balance in excess of the amount of the Base Fee for such quarter being carried forward and applied against the Base Fees due in future calendar quarters during the Transition Period (provided that there shall be no carry-forward after the end of the Transition Period, as explained in Section 6.4(f)).

(ii) If the Credit Balance is less than the Base Fee for such quarter, the quarterly license fee for such quarter shall equal the difference between the Base Fee and the Credit Balance, and the Credit Balance shall be set to zero.

(e) Reuters shall pay the quarterly license fee for each calendar quarters of the Transition Period within thirty (30) days after the end of such calendar quarter.

(f) For purposes of clarification, any Credit Balance remaining after the end of the Transition Period shall be deemed set to zero, of no further legal effect, and under no circumstance shall any such Credit Balance thereafter be refundable or creditable to Reuters for any reason, nor shall Reuters thereafter have any other right or claim to any such Credit Balance.

6.5 Potential Collaboration Opportunities. The Parties agree to discuss in good faith potential opportunities to collaborate with respect to Risk Management Products and Market Data Distribution Products, which may include the initial target areas of collaboration set forth in Exhibit E. The Parties agree that such opportunities and areas are merely topics of discussion, and that neither Party shall have any legal obligation with respect to any such collaboration opportunities.

6.6 Effect of the Occurrence of Specified Events on Certain Obligations of Reuters. Subject to Section 3.4, in the event that (i) any of the material limitations imposed on TSI pursuant to Section 2.4 or Section 2.5 or the exclusivity rights of Reuters in Section 2.6(d) ceases to be legally and fully effective other than by reason of expiration of the Exclusivity Period, or (ii) TSI shall have materially breached, during the Exclusivity Period, its obligations under Sections 2.4, 2.5 or 2.6(d) of this Agreement, and such breach shall not have been cured within a reasonable period not to exceed six months from the date written notice of such breach is given by Reuters or, in the case of an incurable breach, TSI shall not have taken remedial measures to substantially mitigate any material adverse impact on Reuters (and its Affiliates) of such breach to Reuters’ reasonable satisfaction within a reasonable period not to exceed six months from the date written notice of such breach is given by Reuters, then, notwithstanding anything contained in this Agreement to the contrary,

(x)	if and to the extent applicable, Reuters, at its election, may cease immediately paying any Base Fees as to which Reuters otherwise would have an obligation to pay any minimum annual license fees pursuant to Section 6.4; and

(y)	in the event the foregoing clause (i) is applicable, TSI shall pay Reuters, on a quarterly basis, [*]% of the licensing and maintenance revenue recognized by TSI in accordance with GAAP or its foreign equivalent during each quarter during the Exclusivity Period that is attributable to the sales of any Designated Financial Products to Financial Service Companies that TSI thereafter sells during the Exclusivity Period.

ARTICLE 7.

CONFIDENTIAL INFORMATION

7.1 Treatment of Confidential Information.

(a) The Receiving Party shall treat as confidential all of the Disclosing Party’s Confidential Information (except to the extent that the Receiving Party receives such Confidential Information in connection with a transfer of ownership thereof pursuant to this Agreement) and shall not use such Confidential Information except as expressly permitted under this Agreement. Without limiting the foregoing, the Receiving Party shall use at least the same degree of care which it uses to prevent the disclosure of its own confidential information of like importance, but in no event with less than reasonable care, to prevent the disclosure of the Disclosing Party’s Confidential Information.

(b) All Deliverables provided by Reuters to TSI, other than published documents and materials, disclosing the Original TIB Technology shall be deemed Confidential Information of Reuters notwithstanding any failure to mark such documents or materials as “Confidential.”

(c) TSI may disclose Reuters Confidential Information to a Third-party only: (i) as may be permitted by this Agreement; (ii) subject to a written Confidentiality Agreement that contains terms at least as protective of such information as this Agreement; or (iii) with Reuters’ express, prior written approval.

7.2 Exclusions.

(a) Confidential Information shall exclude information that the Receiving Party can demonstrate: (i) was independently developed by the Receiving Party; (ii) became known to the Receiving Party, without restriction, from a Third-party or Affiliate who had a right to disclose it; (iii) was in the public domain at the time it was disclosed or enters the public domain through no act or omission of the Receiving Party; or (iv) was known to the Receiving Party at the time of disclosure.

(b) The restrictions set forth in Section 7.1 shall not apply to Confidential Information which is required to be disclosed by the Receiving Party pursuant to an order or

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requirement of a court, administrative agency, or other governmental body; provided, however, that the Receiving Party shall provide prompt notice thereof to the Disclosing Party and shall use reasonable efforts to obtain a protective order or otherwise prevent public disclosure of such information.

7.3 Confidentiality of Agreement. Each Party agrees that the terms and conditions of this Agreement, but not the existence of this Agreement, shall be treated as Confidential Information and that no reference to the terms and conditions of this Agreement or to activities pertaining thereto can be made in any form of pubic or commercial advertising without the prior written consent of the other Parties; provided, however, that each Party may disclose the terms and conditions of this Agreement:

(a) as required by any court or other governmental body;

(b) as otherwise required by law;

(c) to legal counsel of the parties;

(d) in connection with the requirements of any securities market filing or public offering;

(e) in confidence, to accountants, banks, and financing sources and their advisors; or

(f) in confidence, in connection with the enforcement of this Agreement or rights under this Agreement.

7.4 Third-party Disclosure. Each Party agrees that, to the extent it is permitted to disclose Confidential Information to a Third-party or Affiliate (other than a Party), it shall do so pursuant to a written non-disclosure agreement containing terms at least as protective of Confidential Information as those set forth in this Agreement.

7.5 Remedies. Unauthorized use by a Receiving Party of the Disclosing Party’s Confidential Information will result in irreparable harm to the Disclosing Party. Therefore, if a Party breaches any of its obligations with respect to confidentiality and unauthorized use of Confidential Information hereunder, the Disclosing Party, in addition to any rights and remedies it may have, shall be entitled to seek equitable, including injunctive, relief to protect its Confidential Information.

ARTICLE 8.

[INTENTIONALLY OMITTED]

ARTICLE 9.

TERM

9.1 Term. The term (“Term”) of this Agreement shall commence on the Effective Date and shall continue in perpetuity unless terminated by written agreement of the Parties.

9.2 No Termination for Breach.

(a) This Agreement may not be terminated by any Party and, subject to any modified terms that shall become applicable hereunder in the event of the happening of specified events or actions, the rights granted, and obligations imposed, under this Agreement shall continue in full force and effect, notwithstanding any material breach of any term hereof by any party.

(b) In the event of a breach of any term of this Agreement by a Party (the “Breaching Party”), the other Party (the “Non-Breaching Party”) may bring any action against the Breaching Party and may seek any and all relief and remedies, including damages (including monetary, punitive or enhanced damages), injunctive relief and equitable relief against the Breaching Party. In the event of an adjudicated material breach by TSI of any term of this Agreement, a court or other tribunal shall award, and TSI agrees to pay, all costs, including court costs and attorneys’ and expert fees, incurred by Reuters in bringing and maintaining such action (including any appeals).

ARTICLE 10.

REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

10.1 Warranties and Representations of Reuters. Reuters represents and warrants to TSI that: (i) they have the right, power and authority to enter into this Agreement and to fully perform their obligations hereunder; and (ii) the making of this Agreement does not violate any agreement existing between Reuters and any other Person.

10.2 Warranties and Representations of TSI. TSI represents and warrants to Reuters that: (i) it has the right, power and authority to enter into this Agreement and to fully perform its obligations hereunder; (ii) the making of this Agreement does not violate any agreement existing between TSI and any Person; (iii) to its knowledge, the TSI Products do not infringe or result in a misappropriation or other violation of the Intellectual Property Rights of any Third-party; (iv) the TSI Products provided by TSI to Reuters and the exercise by Reuters of any right granted to it by TSI hereunder with respect thereto will not infringe or result in a misappropriation or other violation the Intellectual Property Rights of any Third-party (but excluding the combination of TSI Products with third party hardware or software or such infringement or misappropriation that results from any modification by Reuters or TFT to such TSI Product); (v) for ninety (90) days following delivery of any TSI Product to Reuters, such TSI Product, under normal use and service, will substantially conform in all material respects with the functional descriptions described in the then current user documentation provided by TSI for such product and will be free from viruses (provided that (1) TSI’s obligation under the foregoing warranty shall be limited solely to repair or replacement of any such product defects and correction of functionality problems of which TSI is notified during such ninety (90) day period, with the period tolled after such notice; (2) Reuters shall give TSI prompt notice of any alleged defect and shall provide TSI with such reasonable information and materials as Reuters shall have available in order for TSI to diagnose and replicate the problem; (3) TSI shall have reasonable time to review such information and materials and to determine the necessary repair; and (4) TSI’s warranty shall not apply (x) to program defects which have been previously identified by TSI to Reuters and for which program corrections have been submitted to Reuters, (y) in the event there has been an alteration or revision to the TSI Product that was not authorized by TSI, or (z) where the latest TSI Product update or revision has been supplied but not used); and (vi) will not contain any undisclosed timers, lock-outs, backdoors or trapdoors or any other means of disabling the product (excluding flavoring or ticketing mechanisms).

10.3 WARRANTY EXCLUSIONS. EXCEPT AS PROVIDED IN SECTION 10.2 ABOVE, ALL SOFTWARE, TECHNOLOGY AND INTELLECTUAL PROPERTY LICENSED OR PROVIDED HEREUNDER, IS LICENSED AND PROVIDED, AS IS, AND WITHOUT WARRANTY OF ANY KIND. ALL EXPRESS AND IMPLIED WARRANTIES, INCLUDING WARRANTIES OF TITLE, NON-INFRINGEMENT, MERCHANTABILITY, UNINTERRUPTED SERVICE OR FITNESS FOR A PARTICULAR PURPOSE ARE EXPRESSLY DISCLAIMED.

10.4 Indemnification.

(a) TSI shall defend, indemnify and hold harmless Reuters from and against any third-party claim, lawsuit or proceeding, and any debts, liabilities, losses, cost or expenses relating thereto or arising therefrom, including reasonable attorneys’ fees, to the extent based on a claim that the TSI Products infringe, result in a misappropriation of or otherwise violate the Intellectual Property Rights of a Third-party (excluding any claim based on the combination of the TSI Products with any third party hardware or software, where the TSI Products would not so infringe, misappropriate or violate absent such combination, or where such infringement or misappropriation is attributable to any Original TIB Technology or Reuters Enhancement and would not have occurred but for such Original TIB Technology or Reuters Enhancement); provided that TSI is promptly notified in writing of such claim and provided further that TSI shall have the exclusive right to control such defense and/or settlement, and Reuters provides reasonable assistance (at TSI’s expense and reasonable request) in the defense of same. In no event shall Reuters settle any claim, lawsuit or proceeding without TSI’s prior written approval. Reuters may, at its own expense, join in such defense if it so chooses.

(b) In the event of any such claim, lawsuit or proceeding, TSI, at its sole option and expense, may (1) procure for Reuters the right to continue to use the TSI Products that are the subject thereof to the full extent provided in this Agreement or (2) replace or modify the TSI Products with software that in all material respects is functionally equivalent. If neither of the foregoing alternatives is reasonably practical in the reasonable opinion of TSI, after giving due consideration to all factors including financial expense, TSI may give notice to Reuters that all further use or exploitation of such TSI Product shall be at the sole risk of Reuters and Reuters thereafter will be responsible for any and all losses, damages, costs and expenses assessed or incurred as a result of such actual or alleged infringement that accrue on or after the date of such notice.

(c) The foregoing states the entire liability of TSI with respect to the infringement of any Third-party Intellectual Property Rights.

ARTICLE 11.

LIMITATION OF LIABILITY

IN NO EVENT SHALL A PARTY BE LIABLE TO THE OTHER FOR ANY SPECIAL, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, INCLUDING LOST PROFITS, COST OF COVER OR LOST BUSINESS OPPORTUNITIES, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY EVENTS OR TRANSACTIONS ARISING BY VIRTUE OF THIS AGREEMENT, INCLUDING WITHOUT LIMITATION ANY BREACH HEREOF AND WHETHER THE CAUSE OF ACTION IS BASED IN CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE. THE FOREGOING LIMITATIONS SHALL APPLY EVEN IF THE PARTY AGAINST WHOM DAMAGES ARE SOUGHT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

ARTICLE 12.

MISCELLANEOUS

12.1 Notices. Any notice or reports required or permitted to be given under this Agreement shall be given in writing and shall be delivered by personal delivery, telegram, telex, telecopier, facsimile transmission or registered mail, postage prepaid, return receipt requested, and shall be deemed given upon personal delivery five (5) days after deposit in the mail or upon acknowledgment of receipt of electronic transmission. Notices shall be sent to the Parties as follows or to such other person and address that a Party may specify in writing;

If to Reuters:	If to TSI:

Reuters Limited 85 Fleet Street London, England EC4P 4 AJ Attention: General Counsel Tel: 011-44171-250-1122 Fax: 011-44171-324-5406	TIBCO Software, Inc. 3303 Hillview Avenue Palo Alto, CA 94304 Attn: General Counsel Tel: (650) 846-1316 Fax: (650) 846-1203

12.2 Bankruptcy. All rights and licenses granted to a Party under or pursuant to this Agreement by the other (other than the trademark license pursuant to Section 2.8) are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code (11 U.S.C. 101, et seq.), licenses to rights of “intellectual property” as defined thereunder.

Notwithstanding any provision contained herein to the contrary, if a party is under any proceeding under the Bankruptcy Code and the trustee in bankruptcy of such party, or the party, as a debtor in possession, rightfully elects to reject this Agreement, the other party may, pursuant to 11 U.S.C. Section 365(n)(1) and (2), retain any and all rights hereunder granted to it, to the maximum extent permitted by law, subject to the payments, if any, specified herein.

12.3 Audit. Reuters shall have the right, subject to reasonable limits and reasonable confidentiality provisions, upon reasonable notice, to enter TSI’s premises during normal business hours provided that such rights be exercised not more than once per calendar year for the purposes of (i) inspecting TSI’s operations and determining TSI’s compliance with the terms of this Agreement or (ii) auditing TSI’s financial records for the sole purpose of verifying the calculations of the amounts creditable to Reuters pursuant to Section 6.4. TSI shall cooperate with Reuters during such inspection or audit and shall make available to Reuters such materials and information as Reuters shall reasonably request. TSI shall maintain complete and accurate files and books and records of account with respect to all of its activities hereunder and all transactions relating to the Licensed Products and Licensed Services. Records will be maintained for a period of at least three (3) years after the creation of such records.

12.4 Export Regulation. Neither TSI nor any of its sublicensees or assignees shall export, directly or indirectly, any Technology or information acquired or licensed under this Agreement or any products utilizing any such Technology or information to any country for which the U.S. Government or any agency thereof at the time of export requires an export license or other government approval without first obtaining such license or approval.

12.5 Waiver or Delay. Any waiver of any kind or character by a Party of a breach of this Agreement must be in writing, shall be effective only to the extent set forth in such writing, and shall not operate or be construed as a waiver of any subsequent breach of the other party. No failure of a Party to insist upon strict compliance by the other with any obligation or provision hereunder, and no custom or practice of the parties at variance with the terms hereof, shall constitute a waiver of such Party’s right to demand exact compliance with the terms of this Agreement. Nor shall a Party’s delay or omission in exercising any right, power or remedy upon a breach or default by the other Party impair any such right, power or remedy. The exercise of any right or remedy provided by this Agreement shall be without prejudice to the right to exercise any other right or remedy provided by law or equity.

12.6 Assignment. Neither Party may directly or indirectly assign or transfer this Agreement or any of its rights, duties or obligations hereunder, except with the express written consent of the other Party, which consent shall not unreasonably be withheld. Notwithstanding the foregoing, either Party may assign or transfer this Agreement to an Affiliate of such Party or in connection with a corporate reorganization or restructuring of such Party or to the acquiring or surviving entity in connection with a merger, acquisition, or other sale or transfer of all or substantially all of the of the business, stock or assets of such Party, provided that (i) such assignee agrees in writing to be bound by the terms of this Agreement and (ii), in the case of TSI, the assignee is not a Specified Company.

12.7 Sales Tax. The Parties shall reasonably cooperate with one another in order to minimize sales and use taxes applicable to each of them as a result of the transactions contemplated hereby, provided that a Party shall not be required to act in a manner that is disadvantageous to itself.

12.8 Force Majeure. If by reason of labor disputes, strikes, lockouts, riots, war, inability to obtain labor or materials, earthquake, fire or other action of the elements, accidents, governmental restrictions, appropriation or other cause beyond the control of a Party hereto, either party is unable to perform in whole or in part its obligations as set forth in this Agreement, then such party shall be relieved of those obligations to the extent it is so unable to perform and such inability to perform shall not make such Party liable to the other Party. Neither Party shall be liable for any loss, injury, delay or damages suffered or incurred by the other Party due to the above causes.

12.9 Severability. The provisions of this Agreement are severable and if any one or more such provisions shall be determined to be invalid, illegal or unenforceable, in whole or in part, the validity, legality and enforceability of any of the remaining provisions or portions thereof shall not in any way be affected or impaired thereby and shall nevertheless be binding between the parties hereto. Notwithstanding the foregoing, if any Section or provision respecting limitations on the scope of any license grants to TSI with respect to any Reuters Intellectual Property Rights is declared void or unenforceable, then the corresponding grant of such license or rights to TSI shall also be void.

12.10 Headings. The Section and article headings and captions of this Agreement are included merely for convenience of reference. They are not to be considered part of, or to be used in interpreting, this Agreement and in no way limit or affect any of the contents of this Agreement or its provisions.

12.11 Governing Law. This Agreement shall be constructed in accordance with, and all disputes hereunder shall be governed by, the laws of the State of New York (without regard to that State’s principles of choice of laws). The parties exclude in its entirety the application to this Agreement of the United Nations Convention on Contracts for the International Sale of Goods. Any dispute arising out of this Agreement shall be brought in, and the parties consent to personal and exclusive jurisdiction of a venue in, the State and federal courts within New York City, New York.

12.12 Relationship of the Parties. Nothing contained in this Agreement, as such, shall be construed as creating any agency, partnership, or other form of joint enterprise between Reuters and TSI. The relationship between Reuters and TSI shall at all times be that of independent contractors with respect to the matters contemplated by this Agreement. Neither Reuters nor TSI shall have authority to contract for or bind the other in any manner whatsoever. This Agreement confers no rights upon a Party except those expressly granted herein.

12.13 Entire Agreement. This Agreement is the complete, entire, final and exclusive statement of the terms and conditions of the agreement between the parties. On and after the Effective Date, this Agreement supersedes, and the terms of this Agreement govern, any prior agreements, term sheets or letters of intent between the parties with respect to the subject matter hereof, including without limitation the Original Existing License Agreement, the First Restated Agreement, the Addendum and the Letter Agreement, all of which the Parties hereby agree to terminate effective on the Effective Date (to the extent not already terminated). For purposes of clarification, this Agreement is intended to replace and supersede the Existing Agreement as of the Effective Date and thereafter, but is not intended to in any way change the Parties’ legal relationship with respect to any time period prior to the Effective Date. This Agreement may not be modified except in a writing executed by duly authorized representatives of the Parties. In the event of any conflict between any terms of this Agreement and the Agreement of Organization, the terms of this Agreement shall control.

12.14 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instruments.

12.15 Joint Marketing Activities. TSI and TFT may from time to time agree on joint marketing activities. Neither party shall have any financial obligation to the other in relation to marketing or advertising except as may be agreed in writing in advance.

12.16 Publicity. The parties shall maintain the confidentiality of this Agreement and not disclose or discuss its contents or the matters contemplated herein other than with affiliates and advisors that are subject to confidentiality restrictions or duties without, in the case of Reuters, the written consent of TSI and, in the case of TSI, the written consent of Reuters, subject in either case to applicable law. No press release or similar public communication regarding this Agreement or the matters contemplated herein shall be made without the prior written consent of both parties.

12.17 Cedel Contract. The assignment, effective January 1, 1998 of the Software License and Development Agreement dated January 1, 1994, as amended (the “Cedel Contract”), with Cedel Bank is hereby ratified by the Parties.

12.18 Subcontractors. Any Party shall have the right to appoint and use third party subcontractors with respect to performance of its obligations hereunder, provided that such Party remains responsible for such subcontractors’ performance hereunder.

12.19 Anti-Disparagement. Each Party agrees that it and each of its executive officers required to be named in such Party’s Annual Report shall not disparage or denigrate publicly or to any third party any aspect of its or his past, present or future relationship with the other Party and the other Party’s Affiliates, nor the character or quality of the other Party or any of the other Party’s Affiliates or the products, technologies, research and development activities, marketing plans or other activities of the other Party or the other Party’s Affiliates, whether past, present, or future. Nothing in this clause shall prevent either party making those disclosures that are required by relevant law or regulation. The Parties agree that each Party’s reasonable and ordinary course sales and marketing activities shall not be a breach of this Section 12.19, even if such activities draw comparisons between, or discuss the character or quality of, the Parties’ products or technologies.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective duly authorized officers or representatives as of the date first above written.

REUTERS LIMITED	TIBCO SOFTWARE, INC.

By: /s/ ERIC LINT	By: /s/ CHRISTOPHER G. O’MEARA

Name: Eric Lint	Name: Christopher G. O’Meara

Title: Attorney in Fact	Title: